082-03854

08005892

Interim Report

Six months ended 30th September 2008

John Keells Holdings PLC

John Keells Group

Chairman's message

Dear Stakeholder,

Despite Profit Before Tax for the quarter, and six months, ended 30 September 2008, at Rs. 1.86 billion and Rs. 3.01 billion being 46 per cent and 27 per cent above the PBT of Rs. 1.28 billion and Rs. 2.37 billion in the corresponding periods in the previous year, the Profits Attributable to Equity Holders for the quarter, and six months, ended 30 September 2008 of Rs. 1.01 billion and Rs. 1.85 billion respectively, were marginal decreases of 1.5 per cent and 0.2 per cent over the corresponding periods in the previous year because of the one off tax charge suffered by the group as a result of the Supreme Court Judgement relating to Lanka Marine Services (Private) Limited (LMS).

Revenues at Rs. 10.73 billion and Rs. 21.82 billion in the second quarter and the first half of Financial Year 2008/09, were 11 per cent and 20 per cent above the Rs. 9.67 billion and Rs. 18.14 billion recorded in the corresponding periods in the previous year.

At a Company level, the net profits for the quarter, and six months, ended 30 September 2008 were Rs. 2.52 billion and Rs. 2.87 billion respectively, these being increases of 329 per cent compared to Rs. 589 million and 222 per cent compared to Rs. 891 million respectively, over the corresponding periods in the previous year. This increase was primarily due to the contribution from the John Keells Capital division, arising from the sale of the 20 per cent stake in Associated Motorways (AMW) and increased dividend income.

Transportation was significantly affected by the costs associated with the judgement relating to LMS. The operating update and financial implications are detailed in note 10 to the financial statements. The PBT for the quarter was Rs. 545 million, a 34 per cent decrease compared to the Rs. 831 million for the corresponding period last year and for the six months, the PBT was Rs. 1.47 billion, a 11 per cent decrease compared to the Rs. 1.65 billion for the same period last year. During the quarter, JKH acquired an additional stake of 4.22 per cent in South Asia Gateway Terminals (SAGT) for Rs. 478 million, increasing our total holding in the company to 37.97 per cent.

Leisure continued to make losses in the face of negative travel advisories on Sri Lanka resulting in lower than expected tourist arrivals. Furthermore, high input costs particularly in respect of electricity also impacted profitability. Additionally, despite high local inflation, the SL Rupee has held steady against the US Dollar, thereby causing margins to be significantly reduced. The Loss for the second quarter was Rs. 223 million compared to a loss of Rs. 66 million for the same period last year, while the loss for the first six months was Rs. 581 million compared to a loss of Rs. 418 million in the corresponding period last year. The partial closure of Cinnamon Island, Alidhoo for construction of a breakwater and a weaker than expected off season performance by Chaaya Reef, Ellaidhoo contributed to disappointing earnings, during the quarter, by the Maldivian resorts. All resorts will be fully operational by 1 November 2008 and we expect a better performance during the winter season.

Property recorded a second quarter PBT of Rs. 108 million, which was 21 per cent higher than the PBT of Rs. 89 million recorded in the same period last year. This increase was due to the recognition of the cash receipts from the Monarch apartments that were handed over to owners during the quarter. Construction of the Emperor continues at a satisfactory pace although behind schedule, as mentioned in the last quarterly review. The PBT for the six months ended 30 September 2008 at Rs. 287 million was 57 per cent above the Rs. 184 million recorded in the same period the last year.

Consumer Foods and Retail, despite high inflation and other adverse economic conditions impacting purchasing power and input costs, recorded a PBT of Rs. 74 million for the second quarter, an 89 per cent increase over the Rs. 39 million recorded in the corresponding period in the previous year. Ceylon Cold Stores and Keells Food Products have continued to improve their performance. Though in challenging times, the Keells Super chain is continuing to expand, with the total number of outlets established as at end of the quarter being 38 with a further 11 outlets identified for completion very shortly. The PBT for the six months ended 30 September 2008 at Rs. 74 million was 40 percent lower than the Rs. 125 million recorded in the same period in 2007/2008.

Financial Services recorded a PBT at Rs. 86 million for the quarter, which was 39 per cent lower when compared to Rs. 141 million for the corresponding period in the previous year. This was mainly due to a decline in the performance of the stock broking arm of the group. The PBT of Rs. 272 million for the six month period was 7 per cent higher than the Rs. 254 million recorded in the same period last year.

Information Technology recorded a loss of Rs. 2 million for the second quarter compared with the profit of Rs. 21 million in the same period last year. For the six month period, the loss was Rs. 18 million compared to the loss of Rs. 5 million recorded in the same period in 2007/2008. The BPO business is making steady progress and we are continuing to identify leads in order to expand the business. We currently have 330 staff in Gurgaon and 370 staff in Colombo.

Chairman's message

Others, comprising Plantation Services, Strategic Investments and Corporate Centre recorded PBTs of Rs. 1.28 billion for the second quarter and Rs. 1.51 billion for the six month period, being 470 per cent and 161 per cent above the Rs. 224 million and Rs. 577 million recorded in the previous year. This was largely due to the contribution from John Keells Capital as mentioned previously and a PBT of Rs. 122 million from Plantation Services.

In September, JKH offered to re-purchase a maximum of 25,500,000 of its Ordinary Shares at a price of Rs. 90 per share on a pro rata basis of 1 share for every 25 shares held. The repurchase will result in a maximum outflow of Rs. 2.3 billion. The Board also resolved to pay an interim dividend of Rs. 1 per Ordinary Share for the year ending 31 March 2009, payable on the pre repurchase capital in issue.

The business environment in Sri Lanka continues to pose significant challenges. The potential trickle down effect of the global financial crisis will add to this. Notwithstanding the above, we believe there are opportunities in these times to take advantage of the significant re-rating of valuations, given the strength of the Group's balance sheet.

S. C. Ratnayake
Chairman

30 October 2008

Consolidated balance sheet

As at 30th September	2008	2007 *Re-stated*	As at 31.03.2008 *Re-stated*
ASSETS			
Non-current assets			
Property, plant & equipment	28,560,424	23,220,432	28,390,260
Leasehold property	4,590,964	4,863,400	4,638,234
Investment property	2,288,442	2,286,942	2,288,442
Intangible assets	224,010	695,874	221,684
Investments in subsidiaries & joint ventures	5,115	5,115	5,115
Investments in associates	11,227,727	9,714,888	9,886,520
Other investments	124,225	148,257	125,224
Deferred tax asset	141,884	118,735	91,074
Other non-current assets	1,358,532	1,193,835	1,805,938
	48,521,323	42,247,478	47,452,491
Current assets			
Inventories	3,019,016	4,191,022	3,985,025
Investments held for sale	37,331	-	37,331
Trade & other receivables	6,441,171	6,449,316	6,753,452
Amounts due from related parties	6,927	1,725	17,485
Short term investments	18,314,374	11,114,723	10,455,366
Cash in hand & at bank	1,931,549	1,493,074	2,191,251
	29,750,368	23,249,860	23,439,910
Total assets	78,271,691	65,497,338	70,892,401
EQUITY & LIABILITIES			
Equity attributable to equity holders of the parent			
Stated capital	22,470,791	22,315,924	22,464,267
Capital reserves	6,064,682	3,391,711	6,019,028
Revenue reserves	15,458,840	14,120,411	14,856,456
	43,994,313	39,828,046	43,339,751
Minority interest	4,609,422	3,671,120	4,769,824
Total equity	48,603,735	43,499,166	48,109,575
Non-current liabilities			
Non-interest bearing borrowings	21,000	30,000	21,000
Interest bearing borrowings	15,434,487	7,732,269	7,809,452
Deferred tax liabilities	692,292	556,251	736,045
Employee benefit liabilities	856,189	754,473	798,600
Other deferred liabilities	6,311	6,221	7,110
Other non-current liabilities	359,200	350,507	352,051
	17,369,479	9,429,721	9,724,258
Current liabilities			
Trade & other payables	6,115,727	6,543,306	7,869,039
Amounts due to related parties	17,591	-	24,953
Dividend payable	636,085	-	-
Income tax liabilities	530,793	278,412	328,104
Short term borrowings	102	951,922	375,000
Current portion of interest bearing borrowings	1,130,494	1,212,542	1,059,752
Bank overdrafts	3,867,685	3,582,269	3,401,720
	12,298,477	12,568,451	13,058,568
Total equity & liabilities	78,271,691	65,497,338	70,892,401
	Rs.	Rs.	Rs.
Net assets per share	69.16	62.61	68.14

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007

M. J. S. Rajakariar
Group Financial Controller

The Board of Directors is responsible for the preparation and presentation of these financial statements.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

30 October 2008

Consolidated income statement

	Quarter ended 30th September 2008	Quarter ended 30th September 2007	Change %	Six months to 30th September 2008	Six months to 30th September 2007	Change %
Revenue	10,729,218	9,668,522	11	21,815,048	18,136,955	20
Cost of sales	(8,588,505)	(7,235,095)	19	(17,344,383)	(13,428,807)	29
Gross profit	2,140,713	2,433,427	(12)	4,470,665	4,708,148	(5)
Dividend income	17,174	25,613	(33)	17,868	25,613	(30)
Other operating income	717,613	620,245	16	1,365,899	1,323,690	3
Distribution expenses	(425,239)	(354,465)	20	(800,298)	(748,075)	7
Administrative expenses	(1,673,978)	(1,306,352)	28	(3,100,077)	(2,565,545)	21
Other operating expenses	(236,093)	(318,485)	(26)	(592,993)	(625,073)	(5)
Finance expenses	(382,377)	(421,722)	(9)	(799,684)	(919,392)	(13)
Share of results of associates	680,527	600,351	13	1,421,538	1,128,898	26
Profit on sale of non-current investments	1,025,779	-		1,025,779	43,327	2,268
Profit before tax	1,864,119	1,278,612	46	3,008,697	2,371,591	27
Tax expense	(783,081)	(210,848)	271	(1,062,699)	(442,570)	140
Profit for the period	1,081,038	1,067,764	1	1,945,998	1,929,021	1
Attributable to :						
Equity holders of the parent	1,012,468	1,028,025	(2)	1,845,012	1,849,189	-
Minority interest	68,570	39,739	73	100,986	79,832	26
	1,081,038	1,067,764	1	1,945,998	1,929,021	1
	Rs.	Rs.		Rs.	Rs.	
Earnings per share - basic	1.59	1.62		2.90	2.91	
Earnings per share - diluted	1.59	1.61		2.89	2.89	
Dividend per share	1.00	-		2.00	1.00	

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Consolidated cash flow statement

For the six months ended 30th September	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	3,008,697	2,371,591
Adjustments for :		
Interest income	(1,030,681)	(1,094,382)
Dividend income	(17,868)	(25,613)
Finance expenses	799,684	919,392
Share of results of associates	(1,421,538)	(1,128,898)
(Profit) / loss on sale of non-current investments	(1,025,779)	(43,327)
(Profit) / loss on sale of property, plant & equipment	(49,624)	(24,956)
Depreciation of property, plant & equipment	811,938	695,451
Negative goodwill on increase in interest in subsidiaries	-	(35,843)
Amortisation / depreciation of other non-current assets	80,205	77,663
Amortisation of other deferred liabilities	(1,114)	(791)
Gratuity provision and related costs	87,121	69,799
Impairment losses on property, plant & equipment and investment	49,589	-
(Gain) / loss on foreign exchange	30,750	-
Unrealised profit	(1,148)	-
Operating profit before working capital changes	1,320,232	1,780,086
(Increase) / decrease in inventories	706,583	(449,350)
(Increase) / decrease in receivables & prepayments	410,049	(240,860)
(Increase) / decrease in non-current assets	63,803	(375,192)
Increase / (decrease) in creditors & accruals	(1,771,166)	502,184
Cash generated from operations	729,501	1,216,868
Interest received	1,030,681	1,094,382
Finance expenses paid	(799,684)	(919,392)
Dividend received	128,476	101,682
Tax paid	(774,824)	(435,861)
Gratuity paid	(29,163)	(33,641)
Net cash flow from operating activities	284,987	1,024,038
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase and construction of property, plant & equipment	(1,108,452)	(1,236,233)
Addition to investment property	-	(19,884)
Acquisition of subsidiary	-	(331,431)
Increase in interest in subsidiaries	-	(1,856)
Increase in interest in associates	(478,344)	(222,694)
Proceeds from sale of non-current investments	1,915,261	89,170
Proceeds from sale of property, plant & equipment	95,531	31,819
Addition to intangible assets	(3,248)	(9,836)
Grants received for investing activities	315	3,250
Net cash flow from / (used in) investing activities	421,063	(1,697,695)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	6,524	70,030
Proceeds from minority on issue of rights in subsidiaries	-	84,953
Dividend paid to equity holders of parent	(636,003)	(632,669)
Dividend paid to minority shareholders	(223,657)	(89,553)
Proceeds from interest bearing borrowings	8,335,502	82,900
Repayment of interest bearing borrowings	(680,177)	(1,026,508)
Proceeds from / (repayment of) short term borrowings (net)	(374,898)	(1,736,389)
Net cash flow from / (used in) financing activities	6,427,291	(3,247,236)
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	7,133,341	(3,920,893)
CASH & CASH EQUIVALENTS AT THE BEGINNING	9,244,897	12,946,421
CASH & CASH EQUIVALENTS AT THE END	16,378,238	9,025,528
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	18,314,374	11,114,723
Cash in hand & at bank	1,931,549	1,493,074
Bank overdrafts	(3,867,685)	(3,582,269)
	16,378,238	9,025,528

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional financial statements

Statement of changes in equity - Group

	Attributable to equity holders of the parent										
	Stated capital	Re-valuation reserve	Exchange translation reserve	Other capital reserves	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total	Minority interest	Total equity
As at 1 April 2008	22,464,267	4,738,312	908,299	418,640	3,870,775	1,572,188	75,000	10,170,339	44,217,820	4,774,044	48,991,864
Reversal of LMS land	-	(46,223)	-	-	-	-	-	(831,846)	(878,069)	(4,220)	(882,289)
As at 1 April 2008 - (re-stated)	22,464,267	4,692,089	908,299	418,640	3,870,775	1,572,188	75,000	9,338,493	43,339,751	4,769,824	48,109,575
Share options exercised	6,524	-	-	-	-	-	-	-	6,524	-	6,524
Currency translation differences	-	-	104,247	-	-	-	-	-	104,247	11,486	115,733
Net gain / (loss) recognised directly in equity											
Acquisitions, disposals and changes in holding	-	(8,460)	-	-	-	-	-	8,302	(158)	158	-
Associate company share of net assets	-	-	(14,253)	-	-	-	-	-	(14,253)	-	(14,253)
Write off / transfers	-	(35,880)	-	-	-	-	-	-	(35,880)	(28,217)	(64,097)
Profit for the period	-	-	-	-	-	-	-	1,845,012	1,845,012	100,986	1,945,998
Final dividend paid 2007/08	-	-	-	-	-	-	-	(636,003)	(636,003)	-	(636,003)
Interim Dividend 2008/09	-	-	-	-	-	-	-	(636,085)	(636,085)	-	(636,085)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	21,158	21,158	(244,815)	(223,657)
As at 30 September 2008	22,470,791	4,647,749	998,293	418,640	3,870,775	1,572,188	75,000	9,940,877	43,994,313	4,609,422	48,603,735
As at 1 April 2007	22,245,894	1,775,128	943,624	418,640	3,870,775	1,572,188	75,000	8,333,950	39,235,199	3,700,313	42,935,512
Reversal of LMS land	-	-	-	-	-	-	-	(831,846)	(831,846)	(3,959)	(835,805)
As at 1 April 2007 - (re-stated)	22,245,894	1,775,128	943,624	418,640	3,870,775	1,572,188	75,000	7,502,104	38,403,353	3,696,354	42,099,707
Share issue expenses (incurred prior to 3 May 2007)	(58,035)	-	-	-	-	-	-	-	(58,035)	-	(58,035)
Share options exercised	128,065	-	-	-	-	-	-	-	128,065	-	128,065
Currency translation differences	-	-	66,924	-	-	-	-	-	66,924	10,811	77,735
Net gain / (loss) recognised directly in equity											
Acquisitions, disposals and changes in holding	-	-	-	-	-	-	-	(1,857)	(1,857)	428	(1,429)
Associate company share of net assets	-	40,945	146,450	-	-	-	-	(141,071)	46,324	-	46,324
Profit for the period	-	-	-	-	-	-	-	1,849,189	1,849,189	79,832	1,929,021
Final dividend paid 2006/07	-	-	-	-	-	-	-	(632,669)	(632,669)	-	(632,669)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	26,752	26,752	(116,305)	(89,553)
As at 30 September 2007	22,315,924	1,816,073	1,156,998	418,640	3,870,775	1,572,188	75,000	8,602,448	39,828,046	3,671,120	43,499,166

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Company balance sheet

As at 30th September	2008	2007	As at 31.03.2008
ASSETS			
Non-current assets			
Property, plant & equipment	281,659	331,818	289,430
Investment property	832,158	800,000	832,158
Investments in subsidiaries & joint ventures	17,507,092	17,232,131	17,452,415
Investments in associates	5,977,663	5,995,133	6,204,776
Other investments	93,507	106,467	94,957
Other non-current assets	65,687	33,976	65,687
	24,757,766	24,499,525	24,939,423
Current assets			
Inventories	816	833	825
Investments held for sale	15,860	-	15,860
Trade & other receivables	638,601	274,157	263,336
Amounts due from related parties	377,756	658,340	227,481
Short term investments	16,611,854	6,937,756	6,984,736
Cash in hand & at bank	52,673	39,469	242,702
	17,697,560	7,910,555	7,734,940
Total assets	42,455,326	32,410,080	32,674,363
EQUITY & LIABILITIES			
Stated capital	22,470,791	22,315,924	22,464,267
Revenue reserves	7,939,716	5,974,393	6,342,817
Total equity	30,410,507	28,290,317	28,807,084
Non-current liabilities			
Interest bearing borrowings	10,599,243	2,695,493	2,595,493
Employee benefit liabilities	88,708	85,687	80,330
	10,687,951	2,781,180	2,675,823
Current liabilities			
Trade & other payables	502,669	328,491	313,634
Amounts due to related parties	1,825	160,955	9,996
Dividend payable	636,085	-	-
Income tax liabilities	-	40,877	-
Current portion of interest bearing borrowings	200,000	800,000	300,000
Bank overdrafts	16,289	8,260	567,826
	1,356,868	1,338,583	1,191,456
Total equity & liabilities	42,455,326	32,410,080	32,674,363
	Rs.	Rs.	Rs.
Net assets per share	47.81	44.48	45.29

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007

M.J.S. Rajakariar
Group Financial Controller

The Board of Directors is responsible for the preparation and presentation of these financial statements.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

30 October 2008

Company income statement

	Quarter ended 30th September			Six months to 30th September		
	2008	2007	Change %	2008	2007	Change %
Revenue	150,759	154,316	(2)	294,121	306,976	(4)
Cost of sales	(66,014)	(63,918)	3	(129,477)	(122,390)	6
Gross profit	84,745	90,398	(6)	164,644	184,586	(11)
Dividend income	1,224,250	519,594	136	1,520,748	589,765	158
Other operating income	475,058	367,492	29	879,358	890,711	(1)
Administrative expenses	(190,509)	(200,843)	(5)	(398,813)	(387,978)	3
Other operating expenses	(8,544)	(6,697)	28	(17,428)	(10,488)	66
Finance expenses	(229,920)	(149,208)	54	(448,541)	(326,986)	37
Profit from sale of non-current investments	1,209,803	-		1,209,803	-	
Profit before tax	2,564,883	620,736	313	2,909,771	939,610	210
Tax expense	(40,784)	(32,113)	27	(40,784)	(48,579)	(16)
Profit for the period	2,524,099	588,623	329	2,868,987	891,031	222
	Rs.	Rs.		Rs.	Rs.	
Dividend per share	1.00	-		2.00	1.00	

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

Company cash flow statement

For the six months ended 30th September	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	2,909,771	939,610
Adjustments for:		
Finance expenses	448,541	326,986
Depreciation of property, plant & equipment	57,950	54,729
Profit on sale of property, plant & equipment	(1,560)	(91)
(Profit) / loss on sale of non-current investments	(1,209,803)	-
(Gain) / loss on foreign exchange	30,750	-
Gratuity provision and related costs	10,643	4,062
Impairment losses on investment	1,000	-
Operating profit before working capital changes	2,247,292	1,325,296
(Increase) / decrease in receivables & prepayments	(544,451)	119,570
Increase / (decrease) in creditors & accruals	180,861	11,173
Cash generated from operations	1,883,702	1,456,039
Finance expenses paid	(448,541)	(326,986)
Tax paid	(21,861)	(22,745)
Gratuity paid	(2,265)	(4,690)
Net cash flow from operating activities	1,411,035	1,101,618
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase of property, plant & equipment	(53,324)	(6,682)
Purchase of non current investments	(532,571)	(2,785,800)
Proceeds from sale of property, plant & equipment	4,704	-
Proceeds from sale of non-current investments	1,915,261	365
Net cash flow from / (used in) investing activities	1,334,070	(2,792,117)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	6,524	70,030
Dividend paid	(636,003)	(632,669)
Proceeds from interest bearing borrowings	8,073,000	-
Repayment of long term borrowings	(200,000)	(100,000)
Proceeds from / (repayment of) short term borrowings (net)	-	(500,000)
Net cash flow from / (used in) financing activities	7,243,521	(1,162,639)
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	9,988,626	(2,853,138)
CASH & CASH EQUIVALENTS AT THE BEGINNING	6,659,612	9,822,103
CASH & CASH EQUIVALENTS AT THE END	16,648,238	6,968,965
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	16,611,854	6,937,756
Cash in hand & at bank	52,673	39,469
Bank overdrafts	(16,289)	(8,260)
	16,648,238	6,968,965

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Statement of changes in equity - Company

	Stated capital	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total equity
As at 1 April 2008	22,464,267	2,600,000	1,519,322	75,000	2,148,495	28,807,084
Share options exercised	6,524	-	-	-	-	6,524
Profit for the period	-	-	-	-	2,868,987	2,868,987
Final dividend paid 2007/08	-	-	-	-	(636,003)	(636,003)
Interim Dividend 2008/09	-	-	-	-	(636,085)	(636,085)
As at 30 September 2008	22,470,791	2,600,000	1,519,322	75,000	3,745,394	30,410,507
As at 1 April 2007	22,245,894	2,600,000	1,519,322	75,000	1,521,709	27,961,925
Share issue expenses (incurred prior to 3 May 2007)	(58,035)	-	-	-	-	(58,035)
Share options exercised	128,065	-	-	-	-	128,065
Profit for the period	-	-	-	-	891,031	891,031
Final dividend paid 2006/07	-	-	-	-	(632,669)	(632,669)
As at 30 September 2007	22,315,924	2,600,000	1,519,322	75,000	1,780,071	28,290,317

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Segment information

For the quarter ended 30th September	Transportation 2008	Transportation 2007	Leisure 2008	Leisure 2007	Property 2008	Property 2007	Consumer Foods & Retail 2008	Consumer Foods & Retail 2007	Financial Services 2008	Financial Services 2007	Information Technology 2008	Information Technology 2007	Others 2008	Others 2007	Group Total 2008	Group Total 2007
Total revenue	3,779,738	3,269,915	2,186,091	2,443,760	419,350	215,815	3,572,749	2,736,106	26,931	81,128	461,776	601,397	783,393	822,917	11,230,028	10,171,038
Intra segment revenue	-	-	(129,644)	(127,903)	(684)	-	(77,223)	(49,654)	-	-	(1,689)	(1,325)	(13,318)	(15,086)	(222,558)	(193,968)
Segment revenue	3,779,738	3,269,915	2,056,447	2,315,857	418,666	215,815	3,495,526	2,686,452	26,931	81,128	460,087	600,072	770,075	807,831	11,007,470	9,977,070
Inter segment revenue	(71,689)	(41,829)	2,523	(16,291)	(38,624)	(36,998)	(7,735)	(8,061)	-	-	(37,989)	(70,722)	(124,738)	(134,647)	(278,252)	(308,548)
Revenue	3,708,049	3,228,086	2,058,970	2,299,566	380,042	178,817	3,487,791	2,678,391	26,931	81,128	422,098	529,350	645,337	673,184	10,729,218	9,668,522
Segment results	(45,473)	281,656	(162,500)	99,764	93,356	87,445	121,210	81,710	(3,623)	48,502	(4,494)	46,718	7,539	(79,414)	6,015	566,381
Eliminations / unallocated															534,175	533,602
															540,190	1,099,983
Finance expenses	(27,368)	(9,183)	(70,599)	(196,379)	678	(13,817)	(51,647)	(45,882)	(15)	(13)	(134)	(1,342)	(233,292)	(155,106)	(382,377)	(421,722)
Share of results of associates	598,569	527,697	-	-	-	-	-	-	84,791	88,145	(2,606)	(40,546)	(227)	25,055	680,527	600,351
Profit on sale of non-current investments	-	-	-	-	-	-	-	-	-	-	-	-	1,025,779	-	1,025,779	-
Profit / (loss) before tax	545,526	830,902	(223,228)	(66,169)	107,615	89,026	74,440	39,398	86,496	141,128	(2,082)	20,678	1,275,352	223,649	1,864,119	1,278,612
Tax expense	(552,018)	(12,844)	20,603	780	(9,145)	(13,536)	(29,756)	(8,662)	(37,687)	(62,636)	(13,228)	(14,824)	(161,850)	(99,126)	(783,081)	(210,848)
Profit / (loss) for the period	(6,492)	818,058	(202,625)	(65,389)	98,470	75,490	44,684	30,736	48,809	78,492	(15,310)	5,854	1,113,502	124,523	1,081,038	1,067,764
Attributable to:																
Equity holders of the parent	(13,531)	829,463	(194,975)	(62,945)	82,701	66,499	27,398	18,779	48,646	72,264	(15,310)	5,854	1,077,539	98,111	1,012,468	1,028,025
Minority interest	7,039	(11,405)	(7,650)	(2,444)	15,769	8,991	17,286	11,957	163	6,228	-	-	35,963	26,412	68,570	39,739
	(6,492)	818,058	(202,625)	(65,389)	98,470	75,490	44,684	30,736	48,809	78,492	(15,310)	5,854	1,113,502	124,523	1,081,038	1,067,764

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.
The above figures are subject to audit.

Provisional financial statements

Segment information

For the six months ended 30th September	Transportation 2008	Transportation 2007	Leisure 2008	Leisure 2007	Property 2008	Property 2007	Consumer Foods & Retail 2008	Consumer Foods & Retail 2007	Financial Services 2008	Financial Services 2007	Information Technology 2008	Information Technology 2007	Others 2008	Others 2007	Group Total 2008	Group Total 2007
Total revenue	8,239,188	5,991,248	4,210,949	4,157,135	874,585	725,961	6,889,269	5,509,240	48,725	101,244	882,493	1,045,513	1,650,619	1,561,208	22,795,828	19,091,549
Intra segment revenue	-	-	(241,243)	(232,263)	(1,368)	-	(145,734)	(104,270)	-	-	(3,262)	(2,651)	(31,259)	(30,089)	(422,866)	(369,273)
Segment revenue	8,239,188	5,991,248	3,969,706	3,924,872	873,217	725,961	6,743,535	5,404,970	48,725	101,244	879,231	1,042,862	1,619,360	1,531,119	22,372,962	18,722,276
Inter segment revenue	(141,494)	(87,169)	(8,799)	(30,027)	(78,398)	(73,796)	(14,204)	(16,979)	-	-	(75,825)	(108,523)	(239,194)	(268,827)	(557,914)	(585,321)
Revenue	8,097,694	5,904,079	3,960,907	3,894,845	794,819	652,165	6,729,331	5,387,991	48,725	101,244	803,406	934,339	1,380,166	1,262,292	21,815,048	18,136,955
Segment results	355,760	669,519	(401,761)	33,813	248,699	174,442	174,731	209,327	(10,638)	33,346	(12,478)	13,856	(15,015)	(117,569)	339,298	1,016,734
Eliminations / unallocated															1,021,766	1,102,024
															1,361,064	2,118,758
Finance expenses	(34,118)	(11,643)	(203,289)	(449,792)	(17)	(20,918)	(104,036)	(87,440)	(19)	(19)	(78)	(6,865)	(458,127)	(342,715)	(799,684)	(919,392)
Share of results of associates	1,092,754	927,491	-	-	-	-	-	-	270,291	211,991	(12,271)	(44,426)	70,764	33,842	1,421,538	1,128,898
Profit on sale of non-current investments	-	-	-	-	-	-	-	-	-	-	-	-	1,025,779	43,327	1,025,779	43,327
Profit / (loss) before tax	1,465,588	1,654,641	(580,912)	(417,490)	287,380	183,586	74,430	124,988	272,182	254,111	(17,594)	(5,248)	1,507,623	577,003	3,008,697	2,371,591
Tax expense	(642,222)	(59,410)	28,338	6,789	(23,603)	(28,425)	(41,589)	(44,716)	(105,194)	(111,005)	(19,771)	(18,088)	(258,658)	(187,715)	(1,062,699)	(442,570)
Profit / (loss) for the period	823,366	1,595,231	(552,574)	(410,701)	263,777	155,161	32,841	80,272	166,988	143,106	(37,365)	(23,336)	1,248,965	389,288	1,945,998	1,929,021
Attributable to:																
Equity holders of the parent	806,410	1,589,510	(506,841)	(378,593)	222,485	136,361	19,602	48,033	166,914	138,949	(37,365)	(23,336)	1,173,807	338,265	1,845,012	1,849,189
Minority interest	16,956	5,721	(45,733)	(32,108)	41,292	18,800	13,239	32,239	74	4,157	-	-	75,158	51,023	100,986	79,832
	823,366	1,595,231	(552,574)	(410,701)	263,777	155,161	32,841	80,272	166,988	143,106	(37,365)	(23,336)	1,248,965	389,288	1,945,998	1,929,021

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.
The above figures are subject to audit.

Notes to the financial statements

For the six months ended 30th September	2008	2007
1. Market price per share		
	Rs.	Rs.
Highest	122.00	156.75
Lowest	80.50	125.00
Last traded	86.50	129.00

2. The interim financial statements of the company and of the group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2008 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3. The presentation and classification of the financial statements of the previous period, have been amended, where relevant, for better presentation and to be comparable with those of the current period.

4. Net assets per share have been calculated, for all periods, based on the number of shares in issue as at 30 September 2008.

5. Stated capital is represented by number of shares in issue as given below:

As at	30-9-2008	30-9-2007	31-3-2008
Ordinary shares	634,995,532	633,369,702	634,881,865
Global depository receipts	1,090,380	1,112,687	1,112,687

6. In July 2008, the group divested its stake in Associated Motorways PLC resulting in a capital gain of Rs. 1.03bn for the group.

7. In September 2008, John Keells Holdings PLC (JKH) acquired its pro rata entitlement of 4.22% of the share capital of South Asia Gateway Terminals Limited (SAGT) for a consideration of Rs. 478 million, consequent to Asian Development Bank exercising their put option in SAGT.

8. An interim dividend of Rs. 1.00 per share for the financial year ending 31 March 2009 was declared on 24 September 2008 and paid on 24 October 2008.

9. The Board of Directors of JKH resolved on 24 September 2008 to re-purchase a maximum of 25,500,000 of its ordinary shares at a price of Rs. 90 per share on a pro rata basis of 1 share for every 25 shares held. This would amount to a maximum value of Rs. 2.3bn.

   Shareholders registered as at the close of trading on 10 October 2008 were entitled to this offer. The Offer Period will be from 4 November 2008 to 18 November 2008. Payment to shareholders will be posted within 10 market days of the Offer Closing.

10. Further to the disclosure made in the interim report for the three months ended 30 June 2008 and the various subsequent announcements made on Lanka Marine Services (Private) Limited (LMS), the latest operating and financial updates are given below;

Operating update

Subsequent to the handing over of the LMS land to the Sri Lanka Ports Authority (SLPA) on 10 September 2008, LMS continues to provide its customers with all grades of bunker fuels as in the past using a combination of floating storage and the shared land storage facility run by the SLPA.

Consequent to an order made by the Supreme Court on 8 September 2008, an amount of Rs. 153.2mn was placed by LMS in a separate bank account as a deposit against terminal benefits to be determined by the Commissioner General of Labour.

Financial impacts

Arising from the Supreme Court judgement, all identified expenses and liabilities have been accounted for in the financial statements for the six months ended 30 September 2008, including the reversal of land, buildings and immovable fixtures, the costs associated with vacating the premises and the additional income tax liabilities.

Notes to the financial statements

Additional taxes and other charges

A total of Rs. 725mn has been charged to the consolidated income statement, consisting of Rs. 186mn relating to additional customs duty, asset impairment / write off and other costs associated with the vacating of the LMS premises; Rs. 20mn relating to stock losses; and Rs. 519 mn relating to additional taxes.

As indicated previously, the additional income taxes were computed and paid at tax rates of 15 per cent, based on opinions from independent legal counsel and tax consultants, that the supply of bunkers to foreign vessels is an export and therefore income is liable for tax at 15 per cent as provided in the Inland Revenue Act.

Appeals have been lodged against the balance taxes assessed by the Inland Revenue, applying the normal rates of tax to the export profits of LMS. The contingent liability as at 30 September 2008, after the charges to the income statement as stated above is Rs. 1,308mn, which comprises of the difference between the tax assessed at normal rates and 15 per cent export rate, penalties which we opine are not applicable and value added tax, income tax and turnover taxes.

Accounting treatment of land

We have received expert advice from both a legal and an accounting perspective on the treatment of the land. The legal opinion suggests that we reverse the transaction from the inception, since the acquisition of the land was declared in the judgement as "null and void ab initio", whilst, the accounting opinion suggests a de-recognition of the land in the absence of criteria set out in SLAS 10 (ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES AND ERRORS).

These financial statements have been prepared on the basis of the legal opinion which states that LMS cannot de-recognise an asset that did not exist in law. Accordingly, the financial statements have been restated to reflect the reversal of the original entries. We have approached the Urgent Issues Task Force (UITF) of the Institute of Chartered Accountants of Sri Lanka for confirmation of this accounting treatment. A de-recognition will result in a non cash impact to the consolidated income statement of Rs. 730mn for the quarter ended 30 September 2008, instead of an adjustment against retained profits brought forward. There will be no additional impact on net assets per share since the equivalent value has already been recognised as a reversal in the financial statements.

11. In the Fundamental Rights application SC FR 1/2008, where the Petitioner seeks to, inter alia, cancel, annul and make void the BOI approval granted to LMS and cause recovery and collection of all taxes and customs duties and other related charges, which was fixed for hearing on 20 August 2008 was refixed for hearing on 27 November 2008.

12. There have been no other events subsequent to the balance sheet date, which require disclosure in the interim financial statements.

13. All values included in these financial statements are in Rs. '000s unless otherwise stated.

Corporate information

Name of company

John Keells Holdings PLC

Legal form

Public Limited Liability Company
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the
Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Company registration No.

PQ 14

Directors

Mr S C Ratnayake - Chairman
Mr A D Gunewardene - Deputy Chairman
Mr G S A Gunesekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr T Das
Mr S Enderby
Mr M V Muhsin
Mr P D Rodrigo
Ms S S Tiruchelvam

Audit Committee

Mr P D Rodrigo - Chairman
Mr E F G Amerasinghe
Mr S Enderby
Ms S S Tiruchelvam

Remuneration Committee

Mr E F G Amerasinghe - Chairman
Mr M V Muhsin
Mr P D Rodrigo

Nominations Committee

Mr T Das - Chairman
Mr S Enderby
Mr M V Muhsin
Mr S C Ratnayake
Ms S S Tiruchelvam

Secretaries and registrars

Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors

Ernst & Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers

Bank of Ceylon
Citibank N.A
Commercial Bank
Deutsche Bank A.G
DFCC Bank
DFCC Vardhana Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
ICICI Bank
Nations Trust Bank
NDB Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs

Citibank NA
New York

Registered office of the company

130 Glennie Street
Colombo 2
Sri Lanka

Contact details

P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : +(94) 11 230 6000
Facsimile : +(94) 11 244 7087

Internet : www.keells.com
Email : jkh@keells.com

Notes

www.keells.com

END